FORM OF

CHORDIANT SOFTWARE, INC.

CEO AND CFO RESTRICTED STOCK AGREEMENT

This CEO and CFO Restricted Stock Agreement is entered into as of [October] __, 2002 (the "Exchange Date"), by and between Chordiant Software, Inc., a Delaware corporation (the "Company") and ______________("Grantee"), the [Chief Executive Officer][Chief Financial Officer] of the Company.

Recitals

A. The Company has offered to Grantee, and Grantee has elected to accept the Company's offer, to exchange certain of Grantee's stock options for restricted shares of the Company's Common Stock, par value $0.001.

B. As partial consideration for Grantee being issued the restricted shares of the Company's Common Stock, Grantee must execute this Restricted Stock Agreement, setting forth the rights and restrictions of the Restricted Stock.

Agreement

The parties, intending to be legally bound, hereby agree as follows:

    Grant of Restricted Stock; Payment for Shares.
      Grant of Shares. Pursuant to and subject to the terms of the Company's [1999 Equity Incentive Plan] / [2000 Nonstatutory Equity Incentive Plan], attached hereto as Exhibit A (the "Plan"), the Company hereby grants to Grantee as of the Exchange Date ____________ shares of the Company's common stock, par value $0.001 per share, subject to the restrictions set forth below (the "Restricted Stock").
      Consideration. The Company hereby acknowledges that the surrender of certain stock options, as set forth on Exhibit B (the "Tendered Options"), by Grantee constitutes all consideration for this grant of Restricted Stock.
    Restrictions and Related Terms.
      Restrictions Generally. Until they expire in accordance with Section 2(d) or 2(e), the following restrictions (the "Restrictions") shall apply to the Restricted Stock
        Grantee shall have no right to sell, transfer, assign, pledge, or otherwise encumber or dispose of the Restricted Stock (except for transfers and forfeitures to the Company); and
        the Restricted Stock shall be subject to a risk of forfeiture as set forth in Section 2(c).
      Rights as Stockholder. Grantee shall be entitled to receive dividends on the Restricted Stock when, as, and if dividends are declared and paid on the Company's common stock, shall be entitled to vote Restricted Stock on any matter submitted to a vote of holders of the Company's common stock, and shall have all other rights of a stockholder of the Company, except as otherwise expressly provided in this Section 2. Dividends other than regular quarterly dividends, and any securities or property resulting from an adjustment under Section 7(d) of the Plan, shall be subject to the Restrictions to the same extent as Restricted Stock to which they relate.
      Forfeiture of Restricted Stock. If Grantee ceases to be employed by or provide services to the Company (or any of its subsidiaries) for any reason prior to the expiration of the Restrictions, the Restricted Stock as to which Restrictions have not previously expired and/or lapsed shall be forfeited to the Company at the time of such cessation.
      Vesting; Expiration of Restrictions.
        Subject to the limitations contained in subparagraphs (c)(ii), (c)(iii) and (c)(iv) below, the Restricted Stock shall vest, and the Restrictions shall expire (such vesting and expiration and lapse of Restrictions, the "Vesting"):
          For all shares of Restricted Stock granted in respect of Tendered Options that would have been vested through December 31, 2002, had such Tendered Options not been exchanged for Restricted Stock (the "Vested Options"), in equal installments on February 15, 2003 (the "First Installment Date"), May 15, 2003 (the "Second Installment Date"), August 15, 2003 (the "Third Installment Date"), November 15, 2003 (the "Fourth Installment Date"), February 15, 2004 (the "Fifth Installment Date") and March 15, 2004 (the "Sixth Installment Date"). The First, Second, Third, Fourth, Fifth and Sixth Installment Dates are collectively referred to as the "Installment Dates" or individually as the "Installment Date."
          All shares of Restricted Stock granted in respect of Tendered Options that are not Vested Options and would have vested as of December 31, 2003 if such Tendered Options had not been exchanged for Restricted Stock (the "2003 Options"), shall vest, and the Restrictions thereon shall expire and lapse, over the same number of quarters of 2004 over which such 2003 Options would have vested had the 2003 Options not been exchanged, and the vesting dates for each applicable quarter shall be on the Fifth Installment Date, the Sixth Installment Date and on August 15, 2004 and November 15, 2004.
          All shares of Restricted Stock granted in respect of Tendered Options that are neither Vested Options nor 2003 Options and which would have fully vested during 2004 (the "2004 Options") had such 2004 Options not been exchanged for Registered Stock shall vest, and the Restrictions thereon shall expire and lapse, in equal installments on the Fifth Installment Date, the Sixth Installment Date and on the 15th of August 15, 2004 and November 15, 2004.
          All shares of Restricted Stock granted in respect of Tendered Options other than Vested Options, the 2003 Options or the 2004 Options and which would have fully vested during 2005 (the "2005 Options") shall vest, and the Restrictions thereon shall expire and lapse, in equal installments on the 15th of each February, May, August and November, starting in 2005, over the duration of the remaining original vesting period of the exchanged or cancelled 2005 Options, such that the Restricted Stock exchanged for 2005 Options will be fully vested as of the date such 2005 Options would have been fully vested if such 2005 Options were not exchanged or cancelled.
        The portion of Restricted Stock subject to Vesting on each Installment Date (the "Conditional Vesting Amount"), shall so Vest only if the "Target EPS Goals" or "Cumulative EPS Goals" (as each such term is defined below) have been met by the Company for each such Installment Date.
        In the event that the Target EPS Goals are not met by the Company for an Installment Date, the Conditional Vesting Amount subject to Vesting on such date shall not Vest, and such amount shall be carried forward to the next Installment Date ("Carried Forward Portion"). Any Carried Forward Portion carried over to another Installment Period shall vest in such Installment Period only if the Cumulative EPS Goals have been met for such Installment Period. All such Carried Forward Portions may continue to be carried forward until the Sixth Installment Date.
        In the event that the Target EPS Goals are not met by the Company for the Sixth Installment Date, the Conditional Vesting Amount subject to Vesting on such date, and the Conditional Vesting Amount carried over from any other prior Installment Date, shall not Vest and such Restricted Stock shall be returned to the Company for cancellation.
        No fractional share shall vest at any time, and any fractional shares that are not vested as of the final vesting installment shall be combined and shall vest at that time.
        Notwithstanding the foregoing, and provided the Restricted Stock has not been forfeited pursuant to Section 2(c) of this Agreement, in the event of a Change in Control, as defined in the Plan, the vesting of the Restricted Stock shall be automatically accelerated immediately prior to the Change in Control such that the Restricted Stock will be vested to the same extent as the Restricted Stock would have been vested (in the absence of a Change in Control) as of the date one (1) year following the date of the Change in Control.
        As set forth above, the Vesting of the Restricted Stock granted in respect of Tendered Options shall be subject to the Company meeting earnings per share goals (as defined below, the "Target EPS Goals" or the "Cumulative EPS Goals," together, the "EPS Goals") for each respective Installment Date, as set forth in the chart below. The EPS Goals shall be calculated by the Board of Directors based on the total earnings of the Company (excluding expenses associated with: (i) purchased in process research and development; (ii) stock-based compensation expenses; (iii) amortization of acquired intangible assets; (iv) integration related charges; (v) restructuring charges; and (vi) other one time charges) divided by the number of shares then outstanding (as reported in the latest public filing of the Company with the Securities and Exchange Commission in the Company's Quarterly Report on Form 10-Q, or Annual Report on Form 10-K).

Quarter	Target EPS Goals	Cumulative EPS Goals
Q3 2002	-0.09	-0.09
Q4 2002	-0.05	-0.14
Q1 2003	-0.05	-0.19
Q2 2003	-0.02	-0.21
Q3 2003	0	-0.21
Q4 2003	0.03	-0.18

  In US Dollars
	First Installment Date	Second Installment Date	Third Installment Date	Fourth Installment Date	Fifth Installment Date	Sixth Installment Date
	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2004	Q4 2003
The "Target EPS Goals"	-0.09	-0.05	-0.05	-0.02	0	0.03
The "Cumulative EPS Goals"	-0.09	-0.14	-0.19	-0.21	-0.21	-0.18

3.     Certificates Representing Restricted Stock.
    Restricted Stock shall not be evidenced by issuance of certificates, and shall remain in the custody of the Company or its designee until such time as the Restrictions on such shares have expired. In addition, Restricted Stock shall be subject to such stop-transfer orders and other restrictive measures as the Company shall deem advisable under federal or state securities laws, rules and regulations thereunder, and the rules of any national securities exchange on which Common Stock is then quoted or listed, or to implement the Restrictions
    Subject to Section 2(e), upon expiration of the Restrictions on any Restricted Stock, the Company shall promptly be deposited into your account established with RBC Capital Markets.
4.    Stock Powers. Grantee agrees to execute and deliver to the Company, in connection herewith, one or more stock powers in the form attached hereto as Exhibit C authorizing the transfer of the Restricted Stock to the Company.

5.     Tax Matters.

  Recognition of Income. Grantee understands that under Section 83 and other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") the fair market value of the Restricted Stock on the date when the Restrictions expire minus the fair market value of the Restricted Stock (without regard to the Restrictions) on the Exchange Date will be reportable as ordinary income at such time. Grantee further understands that, in lieu of the foregoing, Grantee may elect to be taxed at the time the Restricted Stock is acquired hereunder on a recognized income amount equal to the fair market value of the Restricted Stock (without regard to the Restrictions) on the Exchange Date less Grantee's basis in the Restricted Stock, which will be the fair market value of the Restricted Stock (without regard to the Restrictions) on the Exchange Date, by filing an election with the Internal Revenue Service pursuant to Section 83(b) of the Code within thirty (30) calendar days after Exchange Date (an "83(b) Election"). Grantee acknowledges that it is Grantee's sole responsibility to seek advice regarding Section 83(b) and to determine whether to make an 83(b) Election.
  Tax Withholdings.
    If Grantee does not file an 83(b) Election, Grantee is required to pay the employee portion of any applicable tax withholding and other payroll tax amounts. Grantee hereby directs the Company to sell on Grantee's behalf on each vesting date a number of shares of the Restricted Stock that vests on a vesting date with a value equal to the amount of the employee tax withholdings and other payroll taxes for such shares of stock and to use the proceeds from the sale of such shares of stock to pay for all applicable tax withholdings.
    If Grantee files an 83(b) Election within thirty (30) calendar days of the Exchange Date, Grantee will be required to tender a check on the Exchange Date in the amount of the applicable employee tax withholdings and other payroll taxes, if any, for the grant of the Restricted Stock.
6.     Grantee Bound by Plan. Grantee hereby acknowledges receipt of the attached copy of the Plan and agrees to be bound by all the terms and provisions thereof (as presently in effect or hereafter amended), which are incorporated herein by reference, and by all decisions and determinations of the Committee thereunder. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan; provided, however, that in the event the provisions hereof conflict or are inconsistent with the terms of the Plan the provisions hereof shall govern the Restricted Stock.

7.    Miscellaneous.

  This Agreement shall be binding upon the heirs, executors, administrators and successors of the parties. This Agreement constitutes the entire agreement between the parties with respect to the Restricted Stock, and supersedes any prior agreements or documents with respect to the Restricted Stock.
  This Agreement is not an employment or other services contract and nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company (or any subsidiary of the Company) to terminate Grantee's employment or services for any reason and at any time, with or without cause, and with or without notice.
  In addition to any other limitation on transfer imposed by applicable securities laws, Grantee shall not assign, pledge, hypothecate, donate, encumber or otherwise dispose of any interest in the shares of Restricted Stock while such shares are subject to the Restrictions set forth in this Agreement. After the Restrictions have expired with respect to any such shares of Restricted Stock, the shares with respect to which the Restrictions have expired may be freely disposed of by Grantee.
  Except as permitted by the Plan, no amendment, alteration, suspension, discontinuation, or termination of this Agreement which may impose any additional obligation upon the Company or materially impair the rights of Grantee with respect to the Restricted Stock shall be valid unless in each instance such amendment, alteration, suspension, discontinuation, or termination is expressed in a written instrument duly executed in the name and on behalf of the Company and by Grantee.

In Witness Whereof, this CEO and CFO Restricted Stock Agreement is entered into as of the date first set forth above.
Chordiant Software, Inc. By: Print Name: Print Title:	Grantee By: Print Name: Print Title: